SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2003 (MM/DD/YY) AND ENDING May 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CG Brokerage L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 City Center
(No. and Street)

Oshkosh (City) WI (State) 54901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Mathers 920-231-5890 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli
(Name – *if individual, state last, first, middle name*)

469 Security Boulevard (Address) Green Bay (City) WI (State) 54313 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert A. Mathers, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CG Brokerage L.L.C., as of May 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires 10/28/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. n/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. n/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. n/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. n/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. n/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. n/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. n/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WIPFLi LLP

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
CG Brokerage L.L.C.
100 City Center
Oshkosh, WI 54901

In planning and performing our audit of the financial statements and additional information of CG Brokerage L.L.C. (the "Company") for the year ended May 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP

June 29, 2004
Green Bay, Wisconsin

CG Brokerage L.L.C.

Oshkosh, Wisconsin

Financial Statements and Additional Information

Years Ended May 31, 2004 and 2003

CG Brokerage L.L.C.

Financial Statements and Additional Information

Years Ended May 31, 2004 and 2003

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors and Stockholder
CG Brokerage L.L.C.
Oshkosh, Wisconsin

We have audited the accompanying statements of financial condition of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) as of May 31, 2004 and 2003, and the related statements of income, changes in member equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG Brokerage L.L.C. (A Wholly Owned Subsidiary of Clifton Gunderson LLP) at May 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP
Wipfli LLP

June 29, 2004
Green Bay, Wisconsin

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Financial Statements

Years Ended May 31, 2004 and 2003

Statements of Financial Condition	May 31, 2004	May 31, 2003
Assets:		
Cash	$55,547	$21,791
Commission receivable	21,645	12,770
Total assets	$77,192	$34,561
Liabilities - Accrued and other liabilities	$3,904	$50
Member equity	73,288	34,511
Total Liabilities and Member Equity	$77,192	$34,561

Statements of Income	Year Ended May 31, 2004	Year Ended May 31, 2003
Commission revenue	$177,074	$81,692
Operating expenses:		
Regulatory fees and assessments	2,620	983
Professional fees	7,348	3,529
Total operating expenses	9,968	4,512
Net income	$167,106	$77,180
Statements of Changes in Member Equity		
Balance at beginning of year	$34,511	$16,253
Net income	167,106	77,180
Distributions	(128,329)	(58,922)
Balance at end of year	$73,288	$34,511
Statements of Cash Flows		
Cash flows from operating activities:		
Net income	$167,106	$77,180
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commission receivable	(8,875)	(11,547)
Increase in accrued and other liabilities	3,854	50
Net cash provided by operating activities	162,085	65,683
Net cash used in financing activities - Distributions paid	(128,329)	(58,922)
Net increase in cash	33,756	6,761
Cash at beginning	21,791	15,030
Cash at end	$55,547	$21,791

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

CG Brokerage L.L.C. (the "Company"), a wholly owned subsidiary of Clifton Gunderson LLP (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company conducts a limited securities business under SEC Rule 15c3-1(a)(2)(vi). Investment products sold are processed on an "application-way" basis, whereby the product application and customer check are promptly forwarded to the product sponsor or underwriter.

Revenue Recognition

The Company recognizes income from commissions on a settlement-date basis, which does not differ materially from a trade-date basis.

Income Taxes

The Company is a disregarded entity for income tax purposes and, accordingly, its income is included in the federal income tax return filed by the Parent. The Parent is taxed under the partnership provisions of the Internal Revenue Code and comparable state regulations. Under these provisions, the Parent does not pay federal or state corporate income taxes on its taxable income. Instead, the partners report on their personal income tax returns their proportionate share of the LLP's taxable income. Accordingly, no income tax provision has been made for the Company.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Shared Expenses

The Company has executed a written agreement with its Parent outlining the allocation of shared expenses incurred for personnel, rent, technology, etc. By way of this agreement, shared expenses are allocated 100% to the Parent and 0% to the Company.

Note 2 Related-Party Transactions

The Company receives a majority of commission revenue from Cap Pro Brokerage Services, Inc. ("Cap Pro"). Cap Pro is controlled by Nationwide Financial. A consortium of CPA firms, including the Parent, own a minority interest in Cap Pro.

Note 3 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company computes its net capital using the aggregate indebtedness standard method, which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2004 and 2003, the Company had net capital of $73,174 and $34,511, respectively, which was $68,174 and $29,511 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0533 to 1 and .0017 to 1 at May 31, 2004 and 2003, respectively.

Additional Information

CG Brokerage L.L.C.

(A Wholly Owned Subsidiary of Clifton Gunderson LLP)

Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	2004
NET CAPITAL:	
Total member equity	$73,288
Deductions and/or charges for nonallowable assets	114
Net capital before haircuts on securities positions (tentative net capital)	73,174
Haircuts on securities positions	0
Net capital	73,174
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required [SEC Rule 15C3-1(a)(2)(vi)]	5,000
Excess net capital*	$68,174
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$3,904
Ratio: Aggregate indebtedness to net capital	5.33%

*This computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is not materially different from the calculation performed by the Company and a reconciliation is not necessary pursuant to Rule 17a-5.